Filed Pursuant to Rule 433

Registration Statement No. 333-202378

Registration Statement No. 333-202378-01

December 14, 2016

NOBLE HOLDING INTERNATIONAL LIMITED

$1,000,000,000 7.750% Senior Notes due 2024

UNCONDITIONALLY GUARANTEED BY

NOBLE CORPORATION

This Pricing Supplement is qualified in its entirety by reference to the preliminary prospectus supplement dated December 13, 2016 (the “Preliminary Prospectus Supplement”).

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

Change in Size of Offering

The total offering size has been increased from $500 million to $1 billion, which represents an increase of $500 million from the amount reflected in the Preliminary Prospectus Supplement. As a result, all information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein. See “Changes to the Preliminary Prospectus Supplement” below.

$1,000,000,000 7.750% Senior Notes due 2024

Issuer:	Noble Holding International Limited (the “Issuer”)

Guarantor:	Noble Corporation

Aggregate Principal Amount:	$1,000,000,000

Title of Securities:	7.750% Senior Notes due 2024 (the “Notes”)

Maturity Date:	January 15, 2024

Offering Price:	98.010%, plus accrued interest, if any, from December 28, 2016

Coupon:	7.750%

Yield:	8.125%

Spread:	581 basis points

Benchmark Treasury:	2.750% UST due February 15, 2024

Net Proceeds to Issuer After Gross Spread (before expenses):	$970,100,000

Distribution:	SEC Registered

CUSIP and ISIN Numbers:	CUSIP: 65504LAP2 ISIN: US65504LAP22

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Interest Payment Dates:	January 15 and July 15

First Interest Payment Date:	July 15, 2017

Record Dates:	January 1 and July 1

Optional Redemption:

At any time prior to October 15, 2023: make-whole redemption at a discount rate of Treasury plus 50 bps plus accrued and unpaid interest

On or after October 15, 2023 (three months prior to maturity): redemption at par plus accrued and unpaid interest

Change of Control Repurchase Event:	Putable at 101% of principal plus accrued and unpaid interest upon a Change of Control Repurchase Event

Joint Book-Running Managers:

Credit Suisse Securities (USA) LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

DNB Markets, Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Senior Co-Managers:	BNP Paribas Securities Corp. Mizuho Securities USA Inc.

Co-Managers:	SMBC Nikko Securities America, Inc. Standard Chartered Bank

Trade Date:	December 14, 2016

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Settlement Date:

December 28, 2016 (T+9)

We expect delivery of the Notes will be made against payment therefor on or about December 28, which is the ninth business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing of the Notes or the next five succeeding business days will be required by virtue of the fact that the Notes initially will settle in T+9, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

Ratings:[1]	B1 (stable)(Moody’s) / BB- (negative outlook)(S&P)

Changes to the Preliminary Prospectus Supplement

Offering Size:	The total offering size has been increased from $500 million to $1 billion, which represents an increase of $500 million from the amount reflected in the Preliminary Prospectus Supplement. As a result, all information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Tender Offers:	The previously announced Maximum Purchase Amount of the Tender Offers has been upsized up to $750 million and the Cap with respect to the 4.90% Senior Notes due 2020 has been increased to $300 million. The Tender Offers are conditioned on the completion of the offering of the Notes for gross proceeds of at least $750 million. All other terms of the Tender Offers are unchanged.

Use of Proceeds:	The Issuer intends to use the net proceeds from the offering, together with cash on hand, to pay the purchase price and accrued interest (together with fees and expenses) in the Tender Offers. Any remaining proceeds will be used for general corporate purposes, which may include further retirement of debt, including the further purchase of debt in open market or privately negotiated transactions.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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Original Issue Discount:	The Notes are being issued with original issue discount (“OID”) for U.S. federal income tax purposes in an amount equal to the difference between their stated principal amount and their “issue price” (i.e., the first price at which a substantial amount of Notes are sold for cash to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). A U.S. holder generally will be required to include the OID in gross income (as ordinary income) in advance of the receipt of cash attributable to that income and regardless of such holder’s regular method of tax accounting. Such OID will be included in gross income using a “constant yield” method, in which case the U.S. holder will have to include in income increasingly greater amounts of OID in successive accrual periods. A U.S. holder’s adjusted tax basis in a Note will be increased by any OID previously included in income with respect to that Note. All holders are urged to consult their own tax advisors regarding the application of the OID rules to their particular circumstances.

Credit Ratings	On December 13, 2016, S&P Global Ratings downgraded Noble UK’s debt rating by two notches to BB- with a negative outlook. As a result, the interest rates on our Senior Notes due 2018, Senior Notes due 2025 and Senior Notes due 2045 will increase to 5.75%, 7.70% and 8.70%, respectively, beginning with the first day of the next interest period.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer and the Guarantor have filed a registration statement (including a prospectus and related Preliminary Prospectus Supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Credit Suisse Securities (USA) LLC at highyield.prospectus@credit-suisse.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in such Preliminary Prospectus Supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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